SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1 )1

KISKA METALS CORPORATION
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

497725101
(CUSIP Number)

Geologic Resource Partners, LLC
535 Boylston Street, Top Floor
Boston, MA 02116
Attn: Julie Siegel
Tel: (617) 849-8922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 497725101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS		Geologic Resource Partners, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	28,659,485 Shares
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	28,659,485 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		28,659,485 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.88%*
14.	TYPE OF REPORTING PERSON		CO

*	Based on 99,253,559 Shares outstanding as of September 30, 2013, as reported in the Issuer’s 6-K filed with the Securities and Exchange Commission on November 29, 2013.

CUSIP NO. 497725101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS		Geologic Resource Fund Ltd EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,817,648
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,817,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,817,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.88%*
14.	TYPE OF REPORTING PERSON		CO

*	Based on 99,253,559 Shares outstanding as of September 30, 2013, as reported in the Issuer’s 6-K filed with the Securities and Exchange Commission on November 29, 2013.

CUSIP NO. 497725101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS	Geologic Resource Fund L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
8.	SHARED VOTING POWER	7,880,562*
9.	SOLE DISPOSITIVE POWER	0
10.	SHARED DISPOSITIVE POWER	7,880,562*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,880,562*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.94%**
14.	TYPE OF REPORTING PERSON	PN

*	Based on 99,253,559 Shares outstanding as of September 30, 2013, as reported in the Issuer’s 6-K filed with the Securities and Exchange Commission on November 29, 2013.

CUSIP NO. 497725101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS		Geologic Resource Opportunities Fund Ltd EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	10,517,091*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	10,517,091*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,517,091*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.60%**
14.	TYPE OF REPORTING PERSON		CO

*	Based on 99,253,559 Shares outstanding as of September 30, 2013, as reported in the Issuer’s 6-K filed with the Securities and Exchange Commission on November 29, 2013.

CUSIP NO. 497725101

SCHEDULE 13D

Reference is hereby made to the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on April 12, 2011 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.                      Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchases of shares of Common Stock, as reported in Item 5(c), was $0.

Item 4.                      Purpose of Transaction.

The Reporting Persons do not have any plans or proposals that relate to or would result in:  (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer.

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(c)
None of the Reporting Persons has effected any transactions in the Common Stock since the initial Schedule 13D filing.  The changes in the number of shares of Common Stock reported as beneficially owned are the result of the expiration of certain warrants held by the Reporting Persons, and the changes in the percentage beneficial ownership are the result of a change in the number of shares of Common Stock outstanding.

(d)
The Common Stock reported on the initial statement on Schedule 13D as purchased by Geologic Resource Partners, LLC (“GRP LLC) were purchased on behalf of various private investment entities including Geologic Resource Fund L.P. (“GRF LP”), Geologic Resource Fund Ltd. (“GRF Ltd.”) and GRO Ltd (together with GRF LP and GRF Ltd., the “Funds”).
This statement on Schedule 13D is being jointly filed by GRP LLC and each of the Funds.  GRP LLC is a registered investment adviser and acts as an investment adviser to certain private investment entities, including the Funds. GRP LLC also acts as general partner of GRF LP.  GRP LLC may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the Common Stock directly owned by the Funds.
GRI Holdings LLC ("GRI Holdings") is the majority owner and manager of GRP LLC. George Ring Ireland ("Mr. Ireland"), Chief Investment Officer of GRP LLC, is the majority owner of GRI Holdings, and is, therefore, a majority indirect owner of GRP. By virtue of these relationships, GRI Holdings and Mr. Ireland may be deemed to beneficially own the Common Stock held by the Funds; however, the filing of this statement shall not be construed as an admission that GRI Holdings or Mr. Ireland is the beneficial owner of the Common Stock held by the Funds.

CUSIP NO. 497725101

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement  (appears at page 12 of this statement)

CUSIP NO. 497725101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2014

GEOLOGIC RESOURCE FUND, LTD GEOLOGIC RESOURCE FUND LP GEOLOGIC RESOURCE OPPORTUNITIES FUND, LTD
By:	Geologic Resource Partners LLC, its Investment manager
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Chief Investment Officer
GEOLOGIC RESOURCE PARTNERS LLC
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Manager and Member

CUSIP NO. 497725101

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 21, 2014

GEOLOGIC RESOURCE FUND, LTD GEOLOGIC RESOURCE FUND LP GEOLOGIC RESOURCE OPPORTUNITIES FUND, LTD
By:	Geologic Resource Partners LLC, its Investment manager
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Chief Investment Officer
GEOLOGIC RESOURCE PARTNERS LLC
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Manager and Member